UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 11, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Legal Proceedings

Signatures

Key figures	Q4 and Fiscal 2010[1,2]
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% Change				% Change
Growth and profit	Q4 2010	Q4 2009	Actual	Adjusted[3]	FY 2010	FY 2009	Actual	Adjusted[3]

Continuing operations
New orders	23,473	18,747	25%	18%	81,163	78,991	3%	1%
Revenue	21,229	19,714	8%	2%	75,978	76,651	(1)%	(3)%

Total Sectors
Profit Total Sectors	1,064	1,923	(45)%		7,789	7,466	4%
in % of revenue (Total Sectors)	5.2%	10.2%			10.7%	10.3%

EBITDA (adjusted)	2,822	2,492	13%		11,042	9,524	16%
in % of revenue (Total Sectors)	13.8%	13.2%			15.2%	13.1%

Continuing operations
EBITDA (adjusted)	1,742	1,999	(13)%		10,034	9,219	9%
Income from continuing operations	(339)	(982)	65%		4,112	2,457	67%
Basic earnings per share (in euros)[4]	(0.47)	(1.21)	61%		4.54	2.60	75%

Continuing and discontinued operations[5]
Net income	(396)	(1,063)	63%		4,068	2,497	63%
Basic earnings per share (in euros)[4]	(0.54)	(1.31)	59%		4.49	2.65	69%

Return on capital employed	Q4 2010	Q4 2009	FY 2010	FY 2009

Continuing operations
Return on capital employed (ROCE)	(4.4)%	(10.4)%	10.4%	6.1%

Continuing and discontinued operations[5]
Return on capital employed (ROCE)	(5.0)%	(11.3)%	10.3%	6.2%

Free cash flow and Cash conversion	Q4 2010	Q4 2009	FY 2010	FY 2009

Total Sectors
Free cash flow	3,881	3,629	10,934	7,606
Cash conversion	3.65	1.89	1.40	1.02

Continuing operations
Free cash flow	2,990	3,158	7,111	3,786
Cash conversion	>1	>1	1.73	1.54

Continuing and discontinued operations[5]
Free cash flow	2,955	3,122	7,013	3,641
Cash conversion	>1	>1	1.72	1.46

Net debt and Capital structure	FY 2010		FY 2009

Net debt	5,560		9,309
Net debt / adjusted EBITDA (continuing)	0.55		1.01

Adjusted industrial net debt	819		2,873
Adjusted industrial net debt / adjusted EBITDA (continuing)	0.08		0.31

	September 30, 2010		September 30, 2009
Employees (in thousands)	Continuing		Continuing
	Operations	Total[6]	Operations	Total[6]

Employees	405	405	405	405
Germany	128	128	128	128
Outside Germany	277	277	277	277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE; ROCE; Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	July 1, 2010 — September 30, 2010 and October 1, 2009 — September 30, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the fourth quarter amounted to 869,306 and 866,426 respectively and for the fiscal year to 868,244 and 864,818 shares respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Including (35.2)pp for Healthcare and (123.1)pp for Diagnostics related to €1.204 billion (pretax) impairments at Diagnostics.

8	Profit margin including PPA effects for Healthcare (22.6)%; for Diagnostics (116.1)%.

9	Return on equity is calculated as annualized Income before income taxes of Q4 divided by average allocated equity for Q4 of fiscal 2010 (€1.466 billion).

10	Q4 2010: including (11.5)pp related to the impairments at Diagnostics as well as (3.1)pp related to €417 million (pretax) charges for strategic reorientation of the IT business;

Q4 2009: including (19.1)pp related to €1.850 billion (pretax) impairments at NSN.

11	FY 2010: including (0.44) related to the impairments at Diagnostics as well as to the charges for strategic reorientation of the IT business;

FY 2009: including (0.66) related to the impairments at NSN.

Earnings Release Q4 2010
July 1 to September 30, 2010
Munich, Germany, November 11, 2010
Siemens’ Growth Gains Momentum
Orders and revenue rise again in all Sectors and regions
Strong Q4 completes record year for cash
Peter Löscher, President and Chief
Executive Officer of Siemens AG
We completed fiscal 2010 very successfully. We are coming out of the economic downturn with full momentum. Our growth is gaining speed. Operationally, we achieved record profit twice in a row. We expect to take this positive momentum into the next fiscal year. We have to keep winning, order by order. We expect clear growth in new orders compared to fiscal 2010. Also, revenue should again grow moderately. We expect to continue the positive trend in earnings growth.
Financial Highlights
•	For the second straight quarter, Siemens delivered order and revenue growth both year-over-year and on a sequential basis, in all three Sectors.

•	Revenue rose 8% and orders climbed 25%, including growth in all reporting regions and double-digit increases in emerging economies. The book-to-bill ratio was 1.11 and the backlog for the Sectors totaled €87 billion.

•	Total Sectors profit of €1.064 billion included impairment charges of €1.204 billion at Diagnostics.

•	Net income (loss) was a negative €396 million due primarily to the impairment charges at Diagnostics and charges of €383 million for completing previously announced staff reductions at Siemens IT Solutions and Services. Basic EPS was a negative €0.54.

•	Free cash flow from continuing operations was €2.990 billion for the quarter and €7.111 billion for the fiscal year.

•	For fiscal 2010, orders rose 3% to €81.163 billion and revenue of €75.978 billion was nearly level with the prior year. Total Sectors profit of €7.789 billion exceeded the prior-year level even after the impairment charges mentioned above. Net income climbed 63%, to €4.068 billion. Siemens proposes a dividend of €2.70 per share compared to €1.60 per share in fiscal 2009.
Media Relations: Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@siemens.com
Dr. Constantin Birnstiel
Phone: +49 89 636-33032
E-mail: constantin.birnstiel@siemens.com
Siemens AG, 80333 Munich, Germany

Siemens     2
Orders and Revenue

Strong order growth
in a recovering economy
For the second straight quarter, all three Sectors posted strong sequential order growth. Orders climbed in all Sectors, and revenue growth was supported by Siemens’ strong order backlog. Order and revenue growth benefited from overall positive currency translation effects between the periods under review, as well as tailwinds from a recovering global economy. Currency translation effects turned negative within the fourth quarter, taking €3.5 billion from the Sectors’ combined order backlog. As a result the backlog decreased compared to the end of the third quarter, to €87 billion, despite a book-to-bill well above 1.
Revenue up in all Sectors and regions, with lift from currency
Revenue in Industry rose 9% compared to the prior-year period, led by shorter-cycle businesses. Healthcare revenue increased at all Divisions. The Energy Sector returned to organic revenue growth (adjusted for currency translation and portfolio effects), including a strong contribution from Renewable Energy. Revenue increases in all Sectors benefited from currency translation effects.
Revenue rose in all three of Siemens’ reporting regions. Revenue from emerging markets rose 21%, to €7.055 billion, accounting for most of the increase in the quarter as well as nearly a third of revenue overall.
Higher volume from major orders in
Energy drives order growth
Energy led all Sectors with 40% order growth, as global energy markets continued to improve and the volume from major orders increased substantially. Industry orders grew more than 20%, including double-digit increases in all Divisions except Mobility. Healthcare orders rose 14% with contributions from all Divisions.
Orders grew by double digits in all three reporting regions. All regions included a higher volume from major orders compared to the prior-year period. High double-digit growth in India included a large order at Fossil Power Generation.

Book-to-Bill

0.95
1.09
0.98
1.09
1.11
18,747
19,714
18,976
17,352
17,844
18,227
20,871
19,170
23,473
21,229
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Figures in millions of €
New Orders
Revenue
Book-to-Bill ratio

New Orders & Revenue

	Q4 2009	Q4 2010	% Change Actual	% Change Adjusted*
New Orders	18,747	23,473	25%	18%
Revenue	19,714	21,229	8%	2%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
15%
17%
10,053
11,724
10%
10%
2,810
3,090
21%
33%
5,448
7,222
14%
27%
3,973
5,033
25%
39%
3,246
4,527
12%
21%
1,335
1,613
34%
47%
572
841
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
(1)%
1%
11,137
11,257
8%
8%
2,937
3,161
5%
16%
5,100
5,919
(1)%
10%
3,740
4,119
5%
17%
3,477
4,052
16%
25%
1,427
1,778
1%
15%
531
611
Figures in millions of €
Q4 2009
Q4 2010
Actual change
* Commonwealth of Independant States
Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
15%
21%
8,110
9,832
33%
40%
6,487
9,061
6%
14%
3,331
3,798
Industry Sector
Energy Sector
Healthcare Sector
Revenue
4%
9%
8,981
9,780
1%
7%
6,761
7,260
1%
9%
3,142
3,413
Figures in millions of €
Q4 2009
Q4 2010
Actual change
Adjusted change

Siemens     3
Income and Profit

Total Sectors profit burdened
by impairment charges
Total Sectors profit in the fourth quarter declined to €1.064 billion, as a negative result at Healthcare due to substantial impairment charges more than offset higher Sector profit at Energy and Industry. Sector profit at Energy climbed both year-over-year and on a consecutive basis throughout the fiscal year, reaching a new high at €953 million. Industry’s Sector profit of €883 million was held back by charges of €125 million at Industry Solutions related to current cost estimates for a project engagement with a local partner in the U.S. and charges of €122 million for staff reduction measures. Healthcare posted a loss of €772 million, after charges of €1.204 billion for impairments and €96 million associated with particle therapy contracts at Workflow & Solutions.
Impairment and staff reduction
charges burden income from continuing operations
Continuing operations showed a loss of €339 million in the current period compared to a loss of €982 million a year earlier. Corresponding basic EPS in the current period was a negative €0.47 compared to a negative €1.21 a year earlier. The current period includes the €1.204 billion in charges mentioned above for Healthcare and a loss of €463 million at Siemens IT Solutions and Services resulting primarily from €383 million in charges for completing previously announced staff reductions. The current period also included €310 million related to special remuneration for non-management employees worldwide.
Positive factors for continuing operations included a lower loss from Equity Investments compared to the prior-year period and higher income from Siemens Financial Services. For comparison, the fourth quarter a year ago included impairments of €1.850 billion related to Siemens’ equity stake in Nokia Siemens Networks B.V. (NSN).
Net income (loss) was a negative €396 million in the current period compared to a negative €1.063 billion in the fourth quarter a year earlier. Basic EPS was a negative €0.54 in the current period compared to a negative €1.31 in the prior-year period. The primary driver of net income in both periods was continuing operations and the related factors discussed above.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Sectors deliver another strong year-
end cash performance
Free cash flow at the Sector level climbed 7% compared to the prior-year quarter, to €3.881 billion, driven by strong operating performances in the Sectors. The impairment charges of €1.204 billion at Diagnostics had no impact on free cash flow.
Free cash flow from continuing operations was €2.990 billion compared to €3.158 billion in the strong year-end quarter a year earlier. The current period included higher payments related to income taxes and lower cash inflows from Siemens IT Solutions and Services, which continued to face operational challenges in highly competitive markets. Both periods included approximately €0.2 billion in outflows related to staff reduction measures.
Burdens on income affect capital
efficiency metric in fourth quarter
ROCE in the fourth quarter did not reflect Siemens’ overall progress with capital efficiency during fiscal 2010, due to the substantial burdens on income from continuing operations in the quarter. On a continuing basis, ROCE was a negative 4.4%, compared to a negative 10.4% in the fourth quarter a year earlier. Negative income from continuing operations in both periods included substantial impairments, including the €1.204 billion (pretax) in impairment charges in Healthcare in the current period and impairments of €1.850 billion (pretax) related to NSN in the prior-year period. The current period also includes €417 million (pretax) in costs associated with the previously announced strategic reorientation of Siemens IT Solutions and Services.
Pension plan underfunding
increases
The underfunding of Siemens’ principal pension plans as of September 30, 2010 amounted to €6.4 billion, compared to €6.1 billion as of June 30, 2010. Siemens’ defined benefit obligation (DBO) increased during the quarter due to a further decrease in the discount rate assumption, as well as accrued service and interest costs. These factors were largely offset by a particularly strong return on plan assets. As of September 30, 2009 the underfunding of Siemens’ principal pension plans amounted to €4.0 billion.

Sectors     5
Industry Sector

Broad-based growth,
strong profit performance
Industry produced strong increases in profit, revenue and orders compared to the fourth quarter a year ago, on successful implementation of profitability initiatives throughout the fiscal year as well as improved market conditions. Profit climbed to €883 million, with all Divisions except Industry Solutions contributing strong increases. Both periods under review included net charges for staff reduction measures, amounting to €122 million in the current period and €173 million in the prior-year period. In addition, profit in the current period was held back by charges of €125 million at Industry Solutions related to current cost estimates for a project engagement with a local partner in the U.S.
Fourth-quarter revenue grew 9% year-over-year, with the strongest growth coming from Industry Automation, OSRAM and Drive Technologies. Orders climbed 21% compared to the prior-year period, including double-digit increases in all Divisions except Mobility, where orders came in below the prior-year period. On a geographic basis, revenue rose on double-digit growth in the Americas and Asia, Australia. Orders climbed strongly in all three regions, including 35% growth in emerging markets worldwide. For Industry as a whole, currency translation effects added 7 percentage points to order growth and 6 percentage points to revenue growth. The positive effect on revenue growth was driven primarily by Industry’s shorter-cycle businesses. The Sector’s book-to-bill ratio was slightly above 1, and its order backlog was €28 billion.
Profit climbs on double-
digit revenue growth
Fourth-quarter profit at Industry Automation climbed 61% year-over-year, to €334 million, driven by increased demand and higher capacity utilization. For comparison, the current period benefited from a €19 million gain from the sale of a business while the prior-year period included €22 million in net charges for staff reduction measures. Revenue and orders grew 21% and 25%, respectively, on growth in all business units and in all regions. Purchase price accounting (PPA) effects related to the Division’s fiscal 2007 acquisition of UGS Corp. were €39 million in the current period compared to €33 million a year earlier.
Longer-cycle businesses
see signs of stabilization
Drive Technologies delivered a strong fourth-quarter performance, driven primarily by its shorter-cycle businesses. Profit of €281 million was up sharply from the prior-year period due to higher revenue, increased capacity utilization and an improved business mix. Net charges for staff reduction measures in the current period amounted to €28 million, compared to €30 million in the prior-year period. Revenue rose in all regions, including increasing signs of stabilization in the Division’s longer-cycle businesses. Orders climbed 20%, with all three regions reporting strong increases in demand.

Sectors     6

Typically strong
year-end quarter
Building Technologies more than doubled its fourth-quarter profit, to €148 million, on higher earnings in all businesses. Net charges for staff reduction measures in the current period amounted to €20 million, while the prior-year period included net charges for staff reduction measures of €29 million as well as losses on divestments. Broad-based topline growth of 7% in revenue and 10% in orders included strong demand for energy efficiency solutions and from emerging markets.
Broad-based profit increase,
steady demand growth
OSRAM swung to a profit of €137 million in the fourth quarter from a loss in the same period a year earlier. All business units contributed to the profit performance, which was due in large part to higher revenue and associated increases in capacity utilization. For comparison, the Division’s turn-around program in the prior-year period included net charges for staff reduction measures of €18 million and €40 million in charges for major impairments and inventory write downs.
Fourth-quarter revenue climbed 18% year-over-year on strong demand for LEDs and automotive solutions. OSRAM intends to continue investing in market expansion and production capacity in coming quarters.
Profit burdened by
project charge
Industry Solutions posted a loss of €119 million in the fourth quarter, due primarily to a €125 million charge related to current cost estimates for a project engagement with a local partner in the U.S. Net charges for staff reduction measures in the current period amounted to €62 million, compared to €69 million in the prior-year period. Orders came in sharply higher compared to the prior-year period, when the Division saw a sharp drop in orders in its metals technologies business. In contrast, the current period included two major contract wins for this business in the Americas. As expected, fourth-quarter revenue for the Division came in lower year-over-year due primarily to low levels of order intake in prior periods.
Stable revenue and profit
Fourth-quarter profit at Mobility rose to €114 million on stable revenue, as the Division continued to benefit from the execution of programs to improve performance in its project business.

Sectors     7
Energy Sector

Strong profit performance,
robust order growth
The Energy Sector delivered higher fourth-quarter profit and revenue along with a 40% jump in new orders compared to the prior-year period. Profit rose 9%, to €953 million, driven primarily by increased earnings at Fossil Power Generation and Renewable Energy. In strengthening global energy markets, the Sector recorded increased expenses for R&D, marketing and selling associated with growth.
Revenue rose 7% year-over-year, to €7.260 billion, on positive currency translation effects as well as particularly strong conversion of orders from the backlog. On a regional basis, revenue grew in the Americas and the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME). Revenue declined modestly in Asia, Australia. The high double-digit increase in Energy orders for the quarter included demand growth at all Divisions and in all three regions, confirming improved conditions in global energy markets. For comparison, the prior-year quarter included significantly lower volume from larger orders, particularly at Fossil Power Generation. The book-to-bill ratio in the current period was 1.25, and the Sector’s order backlog at the end of the quarter was €53 billion.
Large projects drive high
double-digit order growth
Fossil Power Generation continued its strong profit performance in improving global markets for power generation, increasing fourth-quarter profit to €389 million. Revenue came in below the prior-year period. In the current period, the Division improved its business mix with a higher proportion of revenue from its service business and conversion of higher-margin orders in its product business. Orders climbed 59% compared to the prior-year quarter, fueled by a number of large projects in the solutions and service business in Europe/CAME and Asia, Australia.
Strong performance in wind,
continuing build-up in solar
Renewable Energy remained on its profitable growth path in the fourth quarter. The Division’s strong order backlog lifted revenue to a new high, at €977 million. Profit also rose year-over-year, even after significant expenses and investments to expand the Division’s wind business and build up its solar business. Large contract wins in Europe/CAME and the Americas took orders up strongly compared to the prior-year period. The Division expects impacts on profitability in the first half of fiscal 2011 related to the build-up of its solar business and seasonal effects in the wind business.

Sectors     8

Growth in turbines business,
less favorable revenue mix
Revenue and orders at Oil & Gas were up 8% compared to the same period a year earlier, due primarily to growth in the industrial turbines business. A less favorable revenue mix and higher functional costs reduced fourth-quarter profit to €126 million.
Strong growth,
stable profit contribution
Fourth-quarter profit at Power Transmission rose to €226 million on the strength of increased revenue. Profit was held back in part by higher marketing and selling expenses associated with growth and by pricing pressure due mainly to new market entrants. Revenue increased 15% year-over-year, most notably in the transformers business. Orders rose 16%, including a large off-shore grid access project for a wind-farm in Germany.
Distribution orders climb
as markets stabilize
Power Distribution posted fourth-quarter profit of €123 million, close to the prior-year level despite increased expenses for marketing, selling and new technologies such as smart grids. All business units contributed to a 9% increase in revenue. The Division’s markets showed stronger signs of stabilization, particularly compared to the prior-year period which included a sharp drop in orders in the medium-voltage business. As a result, reported fourth-quarter orders came in 44% above the level a year earlier.

Sectors     9
Healthcare Sector

Goodwill impairment outweighs
strong results at Imaging & IT
In the Healthcare Sector, strong year-end results at Imaging & IT were more than offset by charges at other Divisions. Impairment charges at Diagnostics totaled €1.204 billion. An additional impact came from €96 million in charges associated with current cost estimates for completion of particle therapy contracts at Workflow & Solutions. As a result, Healthcare posted a loss of €772 million for the quarter. PPA effects related to past acquisitions at Diagnostics were €47 million. In addition, Healthcare recorded €36 million of integration costs associated with the next phase of integration activities at Diagnostics. In the fourth quarter a year earlier, PPA effects and integration costs totaled €66 million.
Fourth-quarter orders for Healthcare climbed 14% and revenue rose 9%. Order growth came primarily from the Americas, offsetting softness in Europe/CAME, while revenue growth was led by Asia, Australia. In addition to organic growth, volume benefited from currency translation effects amounting to nine percentage points for orders and eight percentage points for revenue. Healthcare’s book-to bill ratio was 1.11 for the quarter, and its order backlog was €7 billion.
Growth and profit in
strong year-end performance
Imaging & IT turned in a strong fourth quarter with €392 million in profit, a 10% increase compared to the prior-year period due in part to higher revenue and a favorable product mix. Revenue increased 8% and orders climbed 18% year-over-year. Double-digit order growth in the Americas included strong demand in the U.S. On an organic basis, orders increased 9% and revenue rose 1% compared to the prior-year quarter.
Particle therapy charges
burden solutions business
Workflow & Solutions posted a loss of €62 million in the fourth quarter after taking €96 million of the charges mentioned above associated with particle therapy contracts. The charges stemmed from tests of prototype technology, resulting in a revised assessment of the additional costs required to complete the projects.

Sectors     10

Impairment of goodwill
at Diagnostics
Diagnostics recorded a loss of €1.135 billion in the fourth quarter, primarily including the €1.204 billion in impairment charges mentioned earlier. On an operating basis, profit was held back by a less favorable revenue mix and higher functional costs compared to the same quarter a year earlier.
PPA effects and integration costs were also higher year-over-year. In the fourth quarter a year earlier, these impacts were €43 million and €23 million, respectively. In the current period, PPA effects were €47 million, and the Division also recorded €36 million in costs for integration activities. Organic revenue and orders were up 4% year-over-year.
As reported, revenue and orders rose 13% led by double-digit growth in Asia, Australia and the Americas as well as strong growth in emerging markets across all regions.
During the fourth quarter Siemens completed a strategic review that reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and subsequently announced a preliminary estimate of goodwill impairment charges. Following completion of the annual impairment test, Diagnostics took impairment charges at the close of the quarter of €1.204 billion including €1.145 billion for goodwill, below the announced estimate due to positive currency translation effects.

Equity Investments and Cross-Sector Businesses     11
Equity Investments and Cross-Sector Businesses

Loss at Equity Investments
related to stake in NSN
Equity Investments recorded a loss of €181 million in the fourth quarter, due primarily to a loss of €241 million related to Siemens’ stake in NSN.
A year earlier, Equity Investments recorded a loss of €1.980 billion due mainly to an impairment of €1.634 billion on Siemens’ stake in NSN and an equity investment loss of €328 million related to NSN, including a charge of €216 million related to an impairment of deferred tax assets.
The prior-year period also included a loss of €52 million related to Enterprise Networks B.V. Siemens’ income from Equity Investments is expected to be volatile in coming quarters.

Staff reduction impacts at
Siemens IT Solutions and Services
Siemens IT Solutions and Services posted a loss of €463 million, due primarily to charges of €383 million for completing previously announced staff reductions related to a strategic reorientation of the business aimed at strengthening its competitive position. Charges for staff reduction measures in the same period a year earlier were €22 million.
Profit in the current period was also burdened by project charges. The business continued to face operational challenges in highly competitive markets.

Exceptional results from
Siemens Financial Services
Siemens Financial Services (SFS) delivered €137 million in profit (defined as income before income taxes) in the fourth quarter, up from €34 million in the same period a year earlier.
The increase was due mainly to an improved credit environment, enabling SFS to generate higher interest results and post significantly lower loss reserves in its commercial finance business.
Profit benefited also from net gains related to various investments. Total assets rose to €12.506 billion, due primarily to currency translation effects.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations      12
Centrally Managed Portfolio Activities, Corporate Activities
and Eliminations

Sale announced for
electronics assembly systems
Centrally managed portfolio activities posted a loss of €83 million in the fourth quarter compared to a loss of €138 million in the prior-year period. The current period includes a net loss of €92 million related to electronics assembly systems, as operating profit from the business was more than offset by a net loss of €106 million related to its announced sale to ASM Pacific Technology. A year earlier, a loss of €29 million for the electronics assembly systems business included charges for staff reduction measures. In addition, the fourth quarter a year earlier included net expenses related to divested businesses.
Bundling costs outweigh
real estate disposal gains
Income before income taxes at Siemens Real Estate (SRE) was a negative €25 million in the fourth quarter, compared to a positive €15 million in the same period a year earlier. The change includes lower net gains related to sales of real estate. In addition, both periods included costs associated with Siemens’ program to bundle its real estate assets into SRE, including impairments. During the current quarter, assets with a book value of €293 million were transferred to SRE as part of the program. SRE will continue to incur costs associated with the real estate bundling program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Corporate items include
special employee remuneration
Corporate items and pensions totaled a negative €769 million in the fourth quarter compared to a negative €595 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a negative €736 million compared to a negative €481 million in the fourth quarter of fiscal 2009. The current quarter includes higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After allocation of the remuneration to the Sectors is determined in the first quarter of fiscal 2011, the expenses will be booked at the Sector level. The current period also includes charges related to legal and regulatory matters and costs of €34 million related to the strategic reorientation of Siemens IT Solutions and Services, primarily for centrally managed carve-out activities. These factors were partly offset by a gain on the divestment of a business. For comparison, the prior-year period included net charges of €169 million related to the global SG&A program and other personnel-related restructuring measures. In addition, both periods included negative results related to an asset retirement obligation. Centrally carried pension expenses totaled €33 million in the fourth quarter, down from €114 million in the prior-year period, due primarily to lower benefit costs related to Siemens’ principal pension plans.
Beginning with fiscal 2011, central infrastructure costs currently included in Corporate items will be allocated primarily to the Sectors. Financial information for prior periods will be reported on a comparable basis. Fiscal 2010 central infrastructure costs to be allocated totaled €585 million.
Centrally managed activities related to establishing Siemens IT Solutions and Services as a separate legal entity and wholly owned subsidiary of Siemens are expected to result in substantial charges in coming quarters.
Increased expenses from
Corporate Treasury activities
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €158 million in the fourth quarter compared to a negative €100 million in the same period a year earlier. The current period includes changes in fair market values for derivatives not qualifying for hedge accounting from Corporate Treasury activities.

Outlook      13
Outlook for fiscal 2011

With continuing improvement in Siemens’ markets, we expect organic order intake to show a clear increase compared to fiscal 2010. Supported also by our already strong order backlog, we expect revenue to return to moderate organic growth. We further anticipate income from continuing operations to exceed reported fiscal 2010 results by at least 25% to 35%. This outlook excludes effects that may arise from legal and regulatory matters.

Note and Disclaimer      14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.
Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events.
New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on Siemens’ Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Starting today at 9.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Peter Löscher and CFO Joe Kaeser. You can access the webcast at
www.siemens.com/pressconference.
The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.
Also today at 4.00 p.m. CET, you can follow a conference in English with analysts and investors live on the Internet by going to
www.siemens.com/analystconference
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended September 30, 2010 and 2009
(in millions of €)

																Additions to
																intangible assets		Amortization,
			External		Intersegment		Total							Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)			Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010		2009	9/30/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	9,832	8,110	9,445	8,661	336	320	9,780	8,981	883		562	10,014	10,551	1,320	1,442	402	266	280	305
Energy	9,061	6,487	7,174	6,656	86	105	7,260	6,761	953		878	805	1,594	1,843	1,522	252	263	126	113
Healthcare	3,798	3,331	3,384	3,125	29	17	3,413	3,142	(772)		483	11,952	12,813	718	665	96	111	231	162

Total Sectors	22,690	17,928	20,003	18,442	451	442	20,454	18,884	1,064		1,923	22,771	24,958	3,881	3,629	750	640	638	580
Equity Investments	—	—	—	—	—	—	—	—	(181)		(1,980)	3,319	3,833	—	5	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,130	1,098	794	880	293	279	1,087	1,159	(463)		—	(150)	241	18	217	76	26	40	38
Siemens Financial Services (SFS)	190	210	159	183	31	27	190	210	137		34	12,506	11,704	78	57	13	75	87	81
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	108	49	112	39	10	3	122	42	(83)		(138)	(574)	(543)	(37)	(34)	3	2	1	1
Siemens Real Estate (SRE)	533	468	78	86	456	382	534	468	(25)		15	5,067	4,489	(15)	(12)	121	93	97	65
Corporate items and pensions	100	99	84	84	43	36	127	120	(769	) (7)	(595)	(10,447)	(7,445)	(252)	(437)	22	28	26	20
Eliminations, Corporate Treasury and other reconciling items	(1,279)	(1,105)	—	—	(1,284)	(1,169)	(1,284)	(1,169)	(158)		(100)	70,335	57,689	(682)	(267)	(3)	(6)	(14)	(19)

Siemens	23,473	18,747	21,229	19,714	—	—	21,229	19,714	(479)		(841)	102,827	94,926	2,990	3,158	982	858	875	766

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010, additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €202 and €139 in the three months ended September 30, 2010 and 2009, respectively.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(7)	The current quarter includes higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After allocation of the remuneration to the Sectors is determined in the first quarter of fiscal 2011, the expenses will be booked at the Sector level.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the fiscal years ended September 30, 2010 and 2009
(in millions of €)

																Additions to
																intangible assets		Amortization,
			External		Intersegment		Total							Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)			Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010		2009	9/30/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	34,908	33,284	33,728	33,915	1,141	1,128	34,869	35,043	3,478		2,701	10,014	10,551	4,020	3,340	817	818	1,023	1,077
Energy	30,122	30,076	25,204	25,405	316	388	25,520	25,793	3,562		3,315	805	1,594	4,522	2,523	579	662	447	385
Healthcare	12,872	11,950	12,280	11,864	85	63	12,364	11,927	748		1,450	11,952	12,813	2,391	1,743	328	353	709	654

Total Sectors	77,902	75,310	71,212	71,184	1,541	1,579	72,753	72,763	7,789		7,466	22,771	24,958	10,934	7,606	1,724	1,833	2,178	2,116
Equity Investments	—	—	—	—	—	—	—	—	(191)		(1,851)	3,319	3,833	402	236	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	4,226	4,501	3,150	3,580	1,005	1,106	4,155	4,686	(537)		90	(150)	241	(116)	1	138	114	142	180
Siemens Financial Services (SFS)	787	778	661	663	126	114	787	777	447		304	12,506	11,704	333	330	95	154	334	320
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	414	474	324	461	21	42	345	503	(139)		(371)	(574)	(543)	(130)	(233)	8	10	7	28
Siemens Real Estate (SRE)	1,941	1,763	303	364	1,625	1,399	1,928	1,763	250		341	5,067	4,489	9	3	328	298	296	181
Corporate items and pensions	418	380	329	399	140	74	469	473	(1,479	) (7)	(1,715)	(10,447)	(7,445)	(1,951)	(2,766)	57	64	74	84
Eliminations, Corporate Treasury and other reconciling items	(4,525)	(4,215)	—	—	(4,458)	(4,314)	(4,458)	(4,314)	(328)		(373)	70,335	57,689	(2,371)	(1,391)	(13)	(13)	(59)	(70)

Siemens	81,163	78,991	75,978	76,651	—	—	75,978	76,651	5,811		3,891	102,827	94,926	7,111	3,786	2,336	2,460	2,973	2,839

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to to €623 and €463 in the fiscal years ended September 30, 2010 and 2009, respectively.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(7)	Fiscal 2010 include higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After allocation of the remuneration to the Sectors is determined in the first quarter of fiscal 2011, the expenses will be booked at the Sector level.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months and the fiscal years ended September 30, 2010 and 2009
(in millions of €, per share amounts in €)

	Three months		Fiscal years
	ended September 30,		ended September 30,
	2010	2009	2010	2009
Revenue	21,229	19,714	75,978	76,651
Cost of goods sold and services rendered	(15,930)	(14,586)	(54,331)	(55,941)

Gross profit	5,299	5,128	21,647	20,710
Research and development expenses	(1,168)	(1,025)	(3,846)	(3,900)
Marketing, selling and general administrative expenses	(3,189)	(2,922)	(11,130)	(10,896)
Other operating income	200	184	856	1,065
Other operating expense	(1,421)	(141)	(1,611)	(632)
Loss from investments accounted for using the equity method, net	(125)	(1,917)	(40)	(1,946)
Interest income	571	518	2,161	2,136
Interest expense	(484)	(514)	(1,890)	(2,213)
Other financial income (expense), net	(162)	(152)	(336)	(433)

Income (loss) from continuing operations before income taxes	(479)	(841)	5,811	3,891
Income taxes	140	(141)	(1,699)	(1,434)

Income (loss) from continuing operations	(339)	(982)	4,112	2,457
Income (loss) from discontinued operations, net of income taxes	(57)	(81)	(44)	40

Net income (loss)	(396)	(1,063)	4,068	2,497

Attributable to:
Non-controlling interests	71	70	169	205
Shareholders of Siemens AG	(467)	(1,133)	3,899	2,292
Basic earnings per share
Income (loss) from continuing operations	(0.47)	(1.21)	4.54	2.60
Income (loss) from discontinued operations	(0.07)	(0.10)	(0.05)	0.05

Net income (loss)	(0.54)	(1.31)	4.49	2.65

Diluted earnings per share
Income (loss) from continuing operations	(0.47)	(1.21)	4.49	2.58
Income (loss) from discontinued operations	(0.07)	(0.10)	(0.05)	0.05

Net income (loss)	(0.54)	(1.31)	4.44	2.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the three months and the fiscal years ended September 30, 2010 and 2009
(in millions of €)

	Three months		Fiscal years
	ended September 30,		ended September 30,
	2010	2009	2010	2009
Net income	(396)	(1,063)	4,068	2,497
Currency translation differences	(916)	(161)	1,220	(506)
Available-for-sale financial assets	(6)	27	19	72
Derivative financial instruments	504	145	(149)	329
Actuarial gains and losses on pension plans and similar commitments	(411)	608	(2,054)	(1,249)

Other comprehensive income, net of tax (1)	(829)	619	(964)	(1,354)

Total comprehensive income	(1,225)	(444)	3,104	1,143

Attributable to:
Non-controlling interests	21	54	212	203
Shareholders of Siemens AG	(1,246)	(498)	2,892	940

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(26) and €36, respectively, for the three months ended September 30, 2010 and 2009, and €24 and €71 for the fiscal years ended September 30, 2010 and 2009, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended September 30, 2010 and 2009
(in millions of €)

	Three months
	ended September 30,
	2010	2009
Cash flows from operating activities
Net income	(396)	(1,063)
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	2,020	775
Income taxes	(156)	143
Interest (income) expense, net (2)	(87)	(4)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	27	(83)
(Gains) losses on sales of investments, net (3)	(50)	(5)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	15	(1)
(Income) losses from investments (1)(3)	147	1,941
Other non-cash (income) expenses	325	117
Change in current assets and liabilities
(Increase) decrease in inventories	823	921
(Increase) decrease in trade and other receivables	(272)	60
(Increase) decrease in other current assets (4)	(148)	280
Increase (decrease) in trade payables	623	596
Increase (decrease) in current provisions (5)	285	410
Increase (decrease) in other current liabilities (4)(5)	1,235	241
Change in other assets and liabilities (2)(4)(5)	135	(99)
Additions to assets held for rental in operating leases (6)	(202)	(139)
Income taxes paid	(616)	(377)
Dividends received	43	82
Interest received	186	185

Net cash provided by (used in) operating activities — continuing and discontinued operations	3,937	3,980
Net cash provided by (used in) operating activities — continuing operations	3,972	4,016
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (6)	(982)	(858)
Acquisitions, net of cash acquired	3	(9)
Purchases of investments (3)	(261)	(267)
Purchases of current available-for-sale financial assets	(13)	(22)
(Increase) decrease in receivables from financing activities	(219)	(378)
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	130	118
Proceeds and (payments) from disposals of businesses	50	20
Proceeds from sales of current available-for-sale financial assets	3	8

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,289)	(1,388)
Net cash provided by (used in) investing activities — continuing operations	(1,283)	(1,379)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	55	—
Repayment of long-term debt (including current maturities of long-term debt)	(45)	(576)
Change in short-term debt and other financing activities	30	(652)
Interest paid	(95)	(120)
Dividends paid to non-controlling interest holders	(96)	(51)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(151)	(1,399)
Net cash provided by (used in) financing activities — continuing operations	(192)	(1,444)
Effect of exchange rates on cash and cash equivalents	(209)	(66)
Net increase (decrease) in cash and cash equivalents	2,288	1,127
Cash and cash equivalents at beginning of period	11,939	9,077

Cash and cash equivalents at end of period	14,227	10,204
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	119	45

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	14,108	10,159

(1)	Amortization, depreciation and impairments, in fiscal 2010, includes €1,145 related to the goodwill impairment at Healthcare’s Diagnostics Division. In fiscal 2009, (Income) losses from investments includes €1,634 related to an impairment of our equity method investment NSN.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	In fiscal 2010, the current portion of long-term provisions and accruals was reclassified. Prior year amounts were adjusted to conform to the current year presentation.

(6)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the fiscal years ended September 30, 2010 and 2009
(in millions of €)

	Fiscal years
	ended September 30,
	2010	2009
Cash flows from operating activities
Net income	4,068	2,497
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	4,118	2,871
Income taxes	1,688	1,492
Interest (income) expense, net (2)	(271)	69
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(306)	(434)
(Gains) losses on sales of investments, net (3)	(72)	(351)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	13	11
(Income) losses from investments (1)(3)	59	1,974
Other non-cash (income) expenses	(59)	354
Change in current assets and liabilities
(Increase) decrease in inventories	(75)	(62)
(Increase) decrease in trade and other receivables	(51)	1,104
(Increase) decrease in other current assets (4)	(206)	103
Increase (decrease) in trade payables	112	(1,070)
Increase (decrease) in current provisions (5)	629	(549)
Increase (decrease) in other current liabilities (4)(5)	1,307	(762)
Change in other assets and liabilities (2)(4)(5)	(257)	(357)
Additions to assets held for rental in operating leases (6)	(623)	(463)
Income taxes paid	(1,951)	(1,536)
Dividends received	538	441
Interest received	688	769

Net cash provided by (used in) operating activities — continuing and discontinued operations	9,349	6,101
Net cash provided by (used in) operating activities — continuing operations	9,447	6,246
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (6)	(2,336)	(2,460)
Acquisitions, net of cash acquired	(485)	(208)
Purchases of investments (3)	(422)	(972)
Purchases of current available-for-sale financial assets	(138)	(52)
(Increase) decrease in receivables from financing activities	(192)	(495)
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	589	1,224
Proceeds and (payments) from disposals of businesses	93	(234)
Proceeds from sales of current available-for-sale financial assets	44	35

Net cash provided by (used in) investing activities — continuing and discontinued operations	(2,847)	(3,162)
Net cash provided by (used in) investing activities — continuing operations	(2,768)	(2,968)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	147	134
Proceeds from issuance of long-term debt	—	3,973
Repayment of long-term debt (including current maturities of long-term debt)	(45)	(1,076)
Change in short-term debt and other financing activities	(721)	(356)
Interest paid	(440)	(759)
Dividends paid	(1,388)	(1,380)
Dividends paid to non-controlling interest holders	(199)	(161)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(2,646)	375
Net cash provided by (used in) financing activities — continuing operations	(2,823)	36
Effect of exchange rates on cash and cash equivalents	167	(39)
Net increase (decrease) in cash and cash equivalents	4,023	3,275
Cash and cash equivalents at beginning of period	10,204	6,929

Cash and cash equivalents at end of period	14,227	10,204
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	119	45

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	14,108	10,159

(1)	Amortization, depreciation and impairments, in fiscal 2010, includes €1,145 related to the goodwill impairment at Healthcare’s Diagnostics Division. In fiscal 2009, (Income) losses from investments includes €1,634 related to an impairment of our equity method investment NSN. Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	In fiscal 2010, the current portion of long-term provisions and accruals was reclassified. Prior year amounts were adjusted to conform to the current year presentation.

(6)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (preliminary and unaudited)
As of September 30, 2010 and 2009
(in millions of €)

	9/30/10	9/30/09
ASSETS
Current assets
Cash and cash equivalents	14,108	10,159
Available-for-sale financial assets	246	170
Trade and other receivables	14,971	14,449
Other current financial assets (1)	2,610	2,407
Inventories	14,950	14,129
Income tax receivables	790	612
Other current assets	1,258	1,191
Assets classified as held for disposal	715	517

Total current assets	49,648	43,634

Goodwill	15,763	15,821
Other intangible assets	4,969	5,026
Property, plant and equipment	11,748	11,323
Investments accounted for using the equity method	4,724	4,679
Other financial assets (1)	11,296	10,525
Deferred tax assets	3,940	3,291
Other assets	739	627

Total assets	102,827	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,416	698
Trade payables	7,880	7,593
Other current financial liabilities (1)	1,401	1,600
Current provisions	5,138	4,191
Income tax payables	1,816	1,936
Other current liabilities	21,794	20,311
Liabilities associated with assets classified as held for disposal	146	157

Total current liabilities	40,591	36,486

Long-term debt	17,497	18,940
Pension plans and similar commitments	8,464	5,938
Deferred tax liabilities	577	776
Provisions	3,332	2,771
Other financial liabilities (1)	990	706
Other liabilities	2,280	2,022

Total liabilities	73,731	67,639

Equity
Common stock, no par value (2)	2,743	2,743
Additional paid-in capital	5,986	5,946
Retained earnings	22,998	22,646
Other components of equity	(8)	(1,057)
Treasury shares, at cost (3)	(3,373)	(3,632)

Total equity attributable to shareholders of Siemens AG	28,346	26,646

Non-controlling interests	750	641

Total equity	29,096	27,287

Total liabilities and equity	102,827	94,926

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current.

(2)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(3)	44,366,416 and 47,777,661 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended September 30, 2010 and 2009
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	%Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	9,832	8,110	21%	15%	7%	(1)%	9,780	8,981	9%	4%	6%	(1)%	883	562	57%	9.0%	6.3%	9-13%
Industry Automation	1,723	1,378	25%	20%	6%	(1)%	1,816	1,495	21%	16%	6%	0%	334	208	61%	18.4%	13.9%	12-17%
Drive Technologies	1,735	1,440	20%	15%	6%	0%	2,014	1,813	11%	6%	5%	0%	281	161	75%	14.0%	8.9%	11-16%
Building Technologies	2,021	1,844	10%	3%	7%	0%	1,949	1,822	7%	1%	7%	0%	148	71	109%	7.6%	3.9%	7-10%
OSRAM	1,252	1,057	18%	13%	9%	(3)%	1,252	1,057	18%	13%	9%	(3)%	137	(19)	—	10.9%	(1.8)%	10-12%
Industry Solutions	2,056	1,278	61%	51%	10%	0%	1,659	1,687	(2)%	(7)%	6%	0%	(119)	33	—	(7.2)%	2.0%	5-7%
Mobility	1,621	1,754	(8)%	(11)%	5%	(2)%	1,756	1,746	1%	(1)%	4%	(3)%	114	101	13%	6.5%	5.8%	5-7%
Energy Sector	9,061	6,487	40%	33%	7%	0%	7,260	6,761	7%	1%	6%	0%	953	878	9%	13.1%	13.0%	11-15%
Fossil Power Generation	3,533	2,216	59%	51%	9%	0%	2,499	2,655	(6)%	(9)%	3%	0%	389	327	19%	15.6%	12.3%	11-15%
Renewable Energy	1,454	786	85%	78%	7%	0%	977	661	48%	35%	12%	0%	103	76	36%	10.6%	11.5%	12-16%
Oil & Gas	1,466	1,363	8%	2%	6%	0%	1,180	1,090	8%	1%	7%	0%	126	140	(10)%	10.7%	12.8%	10-14%
Power Transmission	1,848	1,600	16%	10%	6%	0%	1,879	1,637	15%	7%	8%	0%	226	222	2%	12.0%	13.6%	10-14%
Power Distribution	959	665	44%	36%	9%	0%	943	863	9%	2%	7%	0%	123	125	(1)%	13.1%	14.5%	11-15%
Healthcare Sector(3)	3,798	3,331	14%	6%	9%	(1)%	3,413	3,142	9%	1%	8%	(1)%	(772)	483	—	(22.6)%	15.4%	14-17%
Imaging & IT	2,499	2,124	18%	9%	9%	0%	2,083	1,921	8%	1%	8%	0%	392	357	10%	18.8%	18.6%	14-17%
Workflow & Solutions	407	384	6%	(2)%	7%	0%	422	397	6%	(1)%	7%	0%	(62)	30	—	(14.6)%	7.6%	11-14%
Diagnostics(4)	968	857	13%	4%	9%	0%	978	864	13%	4%	9%	0%	(1,135)	97	—	(116.1)%	11.2%	16-19%

Total Sectors	22,690	17,928	27%	20%	7%	(1)%	20,454	18,884	8%	3%	6%	(1)%	1,064	1,923	(45)%

Siemens IT Solutions and Services	1,130	1,098	3%	(2)%	3%	2%	1,087	1,159	(6)%	(10)%	3%	1%	(463)	—	—	(42.6)%	0.0%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.4 percentage points and from impairment charges at Diagnostics 35.2 percentage points. Profit margin excluding PPA was (21.2)% in fiscal 2010. In fiscal 2009, the profit margin effect from PPA and integration costs was 2.1 percentage points and profit margin excluding PPA effects and integration costs was 17.5%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.8 percentage points and from impairment charges at Diagnostics 123.1 percentage points. Profit margin excluding PPA was (111.3)% in fiscal 2010. In fiscal 2009, the profit margin effect from PPA and integration costs was 7.6 percentage points and profit margin excluding PPA effects and integration costs was 18.8%.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the fiscal years ended September 30, 2010 and 2009
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	%Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	34,908	33,284	5%	3%	2%	(1)%	34,869	35,043	0%	(2)%	2%	(1)%	3,478	2,701	29%	10.0%	7.7%	9-13%
Industry Automation	6,421	5,571	15%	13%	2%	0%	6,226	5,763	8%	6%	2%	0%	1,048	681	54%	16.8%	11.8%	12-17%
Drive Technologies	6,981	6,511	7%	5%	2%	0%	6,960	7,526	(8)%	(9)%	2%	0%	855	836	2%	12.3%	11.1%	11-16%
Building Technologies	7,132	6,910	3%	1%	3%	0%	6,903	7,007	(1)%	(3)%	2%	0%	456	340	34%	6.6%	4.9%	7-10%
OSRAM	4,681	4,036	16%	14%	3%	(1)%	4,681	4,036	16%	14%	3%	(1)%	569	89	>200%	12.2%	2.2%	10-12%
Industry Solutions	6,203	6,101	2%	(1)%	3%	0%	6,040	6,804	(11)%	(13)%	2%	0%	39	360	(89)%	0.7%	5.3%	5-7%
Mobility	5,885	6,766	(13)%	(14)%	2%	(1)%	6,508	6,442	1%	1%	2%	(2)%	513	390	32%	7.9%	6.1%	5-7%
Energy Sector	30,122	30,076	0%	(2)%	2%	0%	25,520	25,793	(1)%	(4)%	2%	0%	3,562	3,315	7%	14.0%	12.9%	11-15%
Fossil Power Generation	9,920	12,135	(18)%	(20)%	2%	0%	9,550	9,802	(3)%	(3)%	1%	0%	1,516	1,275	19%	15.9%	13.0%	11-15%
Renewable Energy	5,929	4,823	23%	22%	1%	0%	3,272	2,935	11%	5%	3%	3%	368	382	(4)%	11.3%	13.0%	12-16%
Oil & Gas	4,943	4,450	11%	7%	4%	0%	4,156	4,276	(3)%	(6)%	4%	0%	487	499	(2)%	11.7%	11.7%	10-14%
Power Transmission	6,770	6,324	7%	5%	2%	0%	6,143	6,172	0%	(4)%	3%	0%	763	725	5%	12.4%	11.7%	10-14%
Power Distribution	3,231	3,018	7%	4%	3%	0%	3,039	3,284	(7)%	(10)%	3%	0%	422	435	(3)%	13.9%	13.2%	11-15%
Healthcare Sector(3)	12,872	11,950	8%	5%	3%	0%	12,364	11,927	4%	1%	3%	0%	748	1,450	(48)%	6.1%	12.2%	14-17%
Imaging & IT	7,961	7,143	11%	9%	3%	0%	7,419	7,152	4%	2%	2%	0%	1,452	1,161	25%	19.6%	16.2%	14-17%
Workflow & Solutions	1,498	1,553	(4)%	(6)%	3%	0%	1,522	1,515	0%	(2)%	2%	0%	27	(53)	—	1.8%	(3.5)%	11-14%
Diagnostics(4)	3,664	3,479	5%	3%	3%	0%	3,667	3,490	5%	2%	3%	0%	(776)	338	—	(21.2)%	9.7%	16-19%

Total Sectors	77,902	75,310	3%	1%	2%	0%	72,753	72,763	0%	(2)%	2%	0%	7,789	7,466	4%

Siemens IT Solutions and Services	4,226	4,501	(6)%	(7)%	1%	0%	4,155	4,686	(11)%	(12)%	1%	0%	(537)	90	—	(12.9)%	1.9%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.4 percentage points and from impairment charges at Diagnostics 9.7 percentage points. Profit margin excluding PPA was 7.5% in fiscal 2010. In fiscal 2009, the profit margin effect from PPA and integration costs was 2.0 percentage points and profit margin excluding PPA effects and integration costs was 14.2%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.9 percentage points and from impairment charges at Diagnostics 32.8 percentage points. Profit margin excluding PPA was (16.3)% in fiscal 2010. In fiscal 2009, the profit margin effect from PPA and integration costs was 7.1 percentage points and profit margin excluding PPA effects and integration costs was 16.8%.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
For the three months ended September 30, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted
	Profit(1)		method, net(2)		(expense), net(3)		EBIT(4)		Amortization(5)		and goodwill(6)		EBITDA
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	883	562	7	1	(1)	(3)	877	564	100	103	181	212	1,157	879
Industry Automation	334	208	—	—	—	(4)	334	212	50	52	29	27	413	291
Drive Technologies	281	161	—	—	—	1	281	160	11	10	42	43	335	213
Building Technologies	148	71	2	1	—	3	146	67	22	23	24	35	192	125
OSRAM	137	(19)	2	(3)	—	—	134	(16)	5	7	58	77	198	68
Industry Solutions	(119)	33	—	2	1	3	(120)	28	7	8	15	16	(98)	52
Mobility	114	101	3	1	(3)	(9)	114	109	5	3	11	13	130	125
Energy Sector	953	878	22	15	(6)	6	938	857	24	18	102	95	1,064	970
Fossil Power Generation	389	327	14	5	(3)	2	378	320	4	4	37	35	418	359
Renewable Energy	103	76	1	1	(1)	—	103	75	8	2	17	14	129	91
Oil & Gas	126	140	—	—	(1)	1	127	139	7	6	15	17	148	162
Power Transmission	226	222	8	8	(1)	5	219	209	3	3	22	18	244	230
Power Distribution	123	125	—	1	(1)	(1)	124	125	3	3	10	9	137	137
Healthcare Sector	(772)	483	(8)	4	11	(2)	(775)	481	98	72	1,279	90	601	643
Imaging & IT	392	357	2	3	—	1	391	353	35	25	22	23	448	401
Workflow & Solutions	(62)	30	—	—	2	—	(63)	30	2	2	9	7	(52)	39
Diagnostics	(1,135)	97	(9)	—	2	1	(1,128)	96	61	44	1,246	59	179	199

Total Sectors	1,064	1,923	21	20	3	1	1,040	1,902	221	193	1,562	397	2,822	2,492

Equity Investments	(181)	(1,980)	(188)	(1,965)	7	4	—	(19)	—	—	—	—	—	(19)
Cross-Sector Businesses
Siemens IT Solutions and Services	(463)	—	8	5	(1)	(1)	(470)	(4)	15	12	25	26	(430)	34
Siemens Financial Services (SFS)	137	34	17	18	103	16	17	—	3	2	84	79	103	81
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(83)	(138)	—	—	1	(1)	(84)	(137)	—	1	1	—	(83)	(136)
Siemens Real Estate (SRE)	(25)	15	—	—	(9)	(10)	(16)	25	1	—	97	65	81	90
Corporate items and pensions	(769)	(595)	—	(3)	(57)	(94)	(711)	(498)	13	12	13	8	(685)	(478)
Eliminations, Corporate Treasury and other reconciling items	(158)	(100)	18	8	(123)	(62)	(53)	(46)	—	—	(14)	(19)	(67)	(65)

Siemens	(479)	(841)	(125)	(1,917)	(75)	(147)	(279)	1,223	253	220	1,768	556	1,742	1,999

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €1,145 and €9 for the three months ended September 30, 2010 and 2009, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
For the fiscal years ended September 30, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted
	Profit(1)		method, net(2)		(expense), net(3)		EBIT(4)		Amortization(5)		and goodwill(6)		EBITDA
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	3,478	2,701	5	1	(14)	(13)	3,488	2,713	364	376	658	715	4,510	3,804
Industry Automation	1,048	681	(2)	(2)	3	(3)	1,048	686	183	188	94	98	1,326	972
Drive Technologies	855	836	(1)	(2)	(1)	(1)	856	839	45	44	148	150	1,049	1,033
Building Technologies	456	340	7	4	1	1	448	335	77	75	91	104	616	514
OSRAM	569	89	(8)	(2)	—	1	578	90	18	26	220	243	816	359
Industry Solutions	39	360	4	4	(3)	3	38	353	25	33	59	64	123	450
Mobility	513	390	5	(1)	(13)	(16)	521	407	15	10	47	56	583	473
Energy Sector	3,562	3,315	78	59	(22)	(10)	3,506	3,266	93	70	353	315	3,953	3,651
Fossil Power Generation	1,516	1,275	27	26	(14)	(14)	1,502	1,263	16	16	123	107	1,641	1,386
Renewable Energy	368	382	9	4	(3)	(1)	362	379	29	7	57	45	448	431
Oil & Gas	487	499	—	—	(2)	—	490	499	26	26	58	58	573	583
Power Transmission	763	725	36	27	—	9	727	689	11	11	77	66	815	766
Power Distribution	422	435	6	2	(2)	(3)	418	436	11	10	33	33	462	479
Healthcare Sector	748	1,450	3	29	20	6	725	1,415	317	304	1,538	350	2,579	2,069
Imaging & IT	1,452	1,161	7	8	2	2	1,444	1,151	109	116	81	86	1,635	1,353
Workflow & Solutions	27	(53)	—	10	2	1	25	(64)	6	6	28	24	59	(34)
Diagnostics	(776)	338	(9)	—	7	8	(774)	330	200	181	1,422	233	848	744

Total Sectors	7,789	7,466	86	89	(16)	(17)	7,719	7,394	774	750	2,549	1,380	11,042	9,524

Equity Investments	(191)	(1,851)	(248)	(2,160)	35	30	22	279	—	—	—	—	22	279
Cross-Sector Businesses
Siemens IT Solutions and Services	(537)	90	20	26	(1)	1	(557)	63	49	44	92	136	(415)	243
Siemens Financial Services (SFS)	447	304	83	130	315	111	49	63	7	6	326	314	383	383
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(139)	(371)	—	—	3	—	(143)	(371)	1	2	6	44	(135)	(325)
Siemens Real Estate (SRE)	250	341	—	—	(47)	(35)	298	376	2	1	294	180	594	557
Corporate items and pensions	(1,479)	(1,715)	—	(4)	(158)	(394)	(1,321)	(1,317)	24	31	51	54	(1,246)	(1,232)
Eliminations, Corporate Treasury and other reconciling items	(328)	(373)	20	(27)	(196)	(206)	(151)	(140)	—	—	(59)	(70)	(210)	(210)

Siemens	5,811	3,891	(40)	(1,946)	(65)	(510)	5,916	6,347	858	834	3,260	2,038	10,034	9,219

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €1,145 and €32 for the fiscal years ended September 30, 2010 and 2009, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (III) (preliminary and unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the fiscal years ended September 30, 2010 and 2009
(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa,
	Middle East			therein Germany			Americas			Asia, Australia			Total
	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change
Sectors
Industry Sector	18,127	19,243	(6)%	6,652	6,636	0%	8,215	8,323	(1)%	7,386	6,349	16%	33,728	33,915	(1)%
Energy Sector	14,800	14,715	1%	2,118	1,905	11%	6,558	6,552	0%	3,847	4,138	(7)%	25,204	25,405	(1)%
Healthcare Sector	4,680	4,724	(1)%	1,056	1,072	(1)%	5,141	5,153	(0)%	2,459	1,986	24%	12,280	11,864	4%
Cross-Sector Businesses
Siemens IT Solutions and Services	2,725	3,129	(13)%	1,118	1,307	(14)%	366	399	(8)%	59	52	13%	3,150	3,580	(12)%
Siemens Financial Services (SFS)	396	407	(3)%	107	153	(30)%	255	251	2%	10	5	100%	661	663	(0)%
Reconciliation to Siemens	699	1,070	(35)%	381	452	(16)%	108	76	42%	149	78	91%	956	1,224	(22)%

Siemens	41,426	43,288	(4)%	11,432	11,525	(1)%	20,643	20,754	(1)%	13,909	12,609	10%	75,978	76,651	(1)%

	External revenue of Sectors and Cross-Sector businesses as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)												Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East			therein Germany			Americas			Asia, Australia			total revenue
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change
			in pp			in pp			in pp			in pp			in pp
Sectors
Industry Sector	54%	57%	-3.0 pp	20%	20%	0.2 pp	24%	24%	-0.2 pp	22%	19%	3.2 pp	44%	44%	0.1 pp
Energy Sector	59%	58%	0.8 pp	8%	7%	0.9 pp	26%	26%	0.2 pp	15%	16%	-1.0 pp	33%	33%	0.0 pp
Healthcare Sector	38%	40%	-1.7 pp	9%	9%	-0.4 pp	42%	43%	-1.6 pp	20%	17%	3.3 pp	16%	15%	0.7 pp
Cross-Sector Businesses
Siemens IT Solutions and Services	86%	87%	-0.9 pp	35%	37%	-1.0 pp	12%	11%	0.5 pp	2%	2%	0.4 pp	4%	5%	-0.5 pp
Siemens Financial Services (SFS)	60%	61%	-1.5 pp	16%	23%	-6.9 pp	39%	38%	0.7 pp	1%	1%	0.8 pp	1%	1%	0.0 pp
Reconciliation to Siemens	73%	88%	-14.3 pp	40%	37%	2.9 pp	11%	6%	5.1 pp	16%	6%	9.2 pp	1%	2%	-0.3 pp

Siemens	55%	57%	-1.9 pp	15%	15%	0.0 pp	27%	27%	0.1 pp	18%	16%	1.9 pp	100%	100%

(1)	Commonwealth of Independent States.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, November 11, 2010
Legal Proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk factors” and “Item 4: Information on the Company—Legal proceedings.”
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens AG does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens AG filed a request to lift the existing suspension to which it has not yet received a response.
In April 2009, Siemens AG received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens also had to withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.

Siemens AG	1 / 5
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

On December 30, 2009, the Anti Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.
On June 23, 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.
In August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.
Also in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.
As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In September 2010, the GPIC assumed in a preliminary estimate that the alleged damages suffered by the Greek state from contracts signed with Siemens might reach up to €2 billion. At present, it is unclear to Siemens what the basis of the alleged damages is or how the alleged amount of damages was computed.
As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) is conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against — among others — Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. Siemens is cooperating with the authority.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 million in Other operating income from the agreed recovery of funds from one of these accounts.

Siemens AG	2 / 5
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

Civil litigation
As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100 million. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 million net of related cost was recognized primarily in Other operating income. Thereof €84 million resulted from the settlement agreement with the D&O insurers and €12 million resulted from settlement agreements with former board members. The former board members used claims they had against the Company to offset a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger. The complaint was served upon the defendants. The defendants have not yet replied to the allegations made by Siemens AG but have asked Siemens AG to produce certain documents.
As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A. Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.
As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens is assessing whether any basis exists for such claims. Siemens and the competitor have engaged in discussions; the outcome of these discussions is open.
As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company is defending itself against the action.
Antitrust proceedings
As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens. The decision is still appealable.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG.

Siemens AG	3 / 5
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court.
In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens AG is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens AG that their investigation had been closed. On September 13, 2010, the European Commission notified Siemens AG that their investigation had been closed.
On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the Italian region of Campania, So.Re.Sa. Siemens is cooperating with the authority.
Other proceedings
As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of now approximately €1.23 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to approximately €1.43 billion based on estimated completion of the plant in June 2012 with a delay of 38 months. Assuming the full cooperation of all parties involved, nuclear fuel is expected to be loaded into the reactor at the end of 2012 commencing the commissioning phase of the overall plant. This testing phase will last several months. As of today, completion is expected to occur by the end of the 2013 calendar year.
In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens AG in the amount of DM150 million (or the equivalent in euro, which is approximately €77 million) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleged that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens AG in the acquisition of a power plant project in Bushehr, Iran. On August 24, 2010, the arbitration award was served upon Siemens AG. All claims of Mr. Mahvi were rejected. The plaintiff must bear the costs of the arbitration proceeding.
In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the prosecutor’s files. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. Siemens AG is currently preparing its written statement of defense relating to the expansion of the claim. The oral hearing has been scheduled for February 2011.

Siemens AG	4 / 5
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

The Greek tax authorities have audited Siemens A.E.’s books for the 1997 to 2003 and 2004 to 2007 tax years. In the third quarter of fiscal 2010, based on a preliminary communication of the findings of the tax audits, Siemens A.E. made payments under a tax law enacted in April 2010 to settle certain matters for which provisions had been established. Siemens A.E. does not expect any further material findings by the Greek tax authorities which would require Siemens A.E. to make additional material payments.
As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	5 / 5
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 11, 2010	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling